                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Helsel, Inc. Employees' Retirement Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Helsel, Inc. Employees' Retirement Plan
December 31, 2002 and 2001 and Year Ended December 31, 2002 with Report of Independent Auditors

                     Helsel, Inc. Employees' Retirement Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002

                                TABLE OF CONTENTS

Report of Independent Auditors..............................................................................      1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................................................      2
Statement of Changes in Net Assets Available for Benefits...................................................      3
Notes to Financial Statements...............................................................................      4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)................................................     8

                         Report of Independent Auditors

Plan Administrator
Helsel, Inc. Employees' Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Helsel, Inc. Employees' Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                       /s/ Ernst & Young LLP


Cleveland, Ohio
June 13, 2003

                     Helsel, Inc. Employees' Retirement Plan

                 Statements of Net Assets Available for Benefits

                                                                DECEMBER 31
                                                        2002                  2001
                                                     ----------            ----------
ASSETS
Investments, at fair value:
   Pooled separate accounts                          $2,144,373            $3,364,507
   Hawk Corporation common stock                          1,000                 1,558
Guaranteed Income Fund, at contract value             1,732,131             1,078,842
                                                     ----------            ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $3,877,504            $4,444,907
                                                     ==========            ==========

See notes to financial statements.

                     Helsel, Inc. Employees' Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2002

Additions:
     Interest income                                              $    59,882

Deductions:
   Benefit payments                                                   346,742
   Fees and expenses                                                      467
                                                                  -----------
Total deductions                                                      347,209

Net realized and unrealized depreciation
   in fair value of investments                                      (280,076)
                                                                  -----------

Net decrease                                                         (567,403)

Net assets available for benefits at beginning of year              4,444,907
                                                                  -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                  $ 3,877,504
                                                                  ===========

See notes to financial statements.

                     Helsel, Inc. Employees' Retirement Plan

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002

A.       DESCRIPTION OF PLAN

The following description of the Helsel, Inc. Employees' Retirement Plan (the
Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a money-purchase pension plan established by Helsel, Inc. (the Company and Plan Sponsor) effective as of July 1, 1978, covering all non-union employees of the Company who have completed one year of service. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Effective November 1, 2001 the Plan was amended to eliminate future Plan Sponsor contributions. Effective January 1, 2003 the Plan was amended to change the Plan Sponsor contribution to 3.5% of each eligible participants compensation, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Plan Sponsor contributions. Forfeitures available to reduce the Company's contributions were $42,350 and $0 at December 31, 2002 and 2001, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Vesting of participant accounts is based upon years of service. A participant is 100% vested after five years of credited service based on a graded vesting schedule.

                     Helsel, Inc. Employees' Retirement Plan

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA or the Trustee). A participant may direct Plan Sponsor contributions in any of several investment options, including the Hawk Corporation common stock.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.       SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value, as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     Helsel, Inc. Employees' Retirement Plan

C.       INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                     NET REALIZED
                                    AND UNREALIZED
                                     DEPRECIATION
                                    IN FAIR VALUE
                                    OF INVESTMENTS
                                    --------------
Pooled separate accounts               $279,064
Hawk Corporation common stock             1,012
                                       --------
                                       $280,076
                                       ========

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                             DECEMBER 31
                                     2002                  2001
                                  ----------            ----------
Guaranteed Income Fund            $1,732,131            $1,078,842
CIGNA Lifetime 50 Fund             1,351,990             2,164,253
CIGNA Lifetime 40 Fund               232,988               397,138
CIGNA Lifetime 60 Fund                                     289,561

D.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                     Helsel, Inc. Employees' Retirement Plan

E.       INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                     Helsel, Inc. Employees' Retirement Plan

                   Employer Identification Number: 35-1957561
                                Plan Number: 001

         Schedule H, Line 4i -- Schedule of Assets (Held At End of Year)

                                December 31, 2002

               Identity of Issue, Borrower,                                          Current
    Lessor, or Similar Party/Description of Investment                                Value
------------------------------------------------------                              ----------
*  Connecticut General Life Insurance
     Company--Group Annuity Contract:
        Guaranteed Income Fund                                                      $1,732,131
        CIGNA Lifetime 20 Fund                                                           5,690
        CIGNA Lifetime 30 Fund                                                         176,221
        CIGNA Lifetime 40 Fund                                                         232,988
        CIGNA Lifetime 50 Fund                                                       1,351,990
        CIGNA Lifetime 60 Fund                                                         154,585
        Janus Worldwide Fund                                                            10,747
        Janus Fund                                                                      45,640
        White Oak Growth Stock Fund                                                      3,943
        Small Cap Value/Berger Fund                                                        850
        Small Cap Growth/TimesSquare Fund                                                  124
        State Street Global Advisors Intermediate Bond Account                          81,282
        S&P 500 Index                                                                   58,727
        Large Cap Value/John A. Levin                                                   19,603
        Mid Cap Value/Wellington Management                                              1,983
        Hawk Corporation common stock                                                    1,000
                                                                                    ----------
                                                                                    $3,877,504
                                                                                    ==========

* Indicates a party-in-interest to the Plan.

                               INDEX TO EXHIBITS

23*    Consent of Ernst & Young LLP
99.1*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002
99.2*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002



                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Helsel, Inc. Employees' Retirement Plan



Date: June 25, 2003

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator